October 4, 2019

Folake Ayoola, Senior Counsel

Sonia Barros, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eldorado Resorts, Inc.

Registration Statement on Form S-4

Filed September 3, 2019

File No. 333-233591

Dear Mses. Ayoola and Barros:

Eldorado Resorts, Inc. (“ERI”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-233591) (“Amendment No. 1”), including a Prospectus of ERI and a Proxy Statement of Caesars Entertainment Corporation (“Caesars”). This letter, which is being submitted on behalf of ERI, responds to your letter, dated September 16, 2019, relating to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

For your convenience, we have included the text of your comment in bold italics. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Form S-4 Filed September 3, 2019

General

1.

If the Delaware Conversion is approved, your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please provide similar disclosure and analysis regarding the ERI A&R Nevada Charter forum selection in the event the Charter Amendment Proposal is approved and the Delaware Conversion is not approved.

Response: ERI acknowledges the Staff’s comment and has clarified in Amendment No. 1 that the forum selection provision in the certificate of incorporation that would govern ERI as a Delaware corporation if the Delaware Conversion is approved (the “Delaware Charter”) will not apply to claims arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please see pages 61, 256-257 and D-8 of Amendment No. 1. ERI also notes that the forum selection provision in the ERI A&R Nevada Charter provides that such provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. ERI has clarified the disclosure in Amendment No. 1 that the forum selection provision in the A&R Nevada Charter will not apply to claims arising under the Securities Act or the Exchange Act. Please see pages 116 and 256-257 of Amendment No. 1.

*    *     *

Should the Staff have additional questions or comments regarding the foregoing or Amendment No. 1, please do not hesitate to contact me at (424) 386-4437.

Sincerely,

/s/ Deborah Conrad

cc:	Thomas Reeg – Eldorado Resorts, Inc.

Edmund L. Quatmann, Jr. – Eldorado Resorts, Inc.

Michelle Bushore – Caesars Entertainment Corporation

Andrew Garelick – Skadden, Arps, Slate, Meagher & Flom LLP